Mail Stop 6010

March 18, 2008

Bradley C. Holt
Chief Executive Officer
NP Capital Corp
818 A1A North, Suite 201
Ponte Vedra, FL 32082

> **Re:** **NP Capital Corp.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed March 5, 2008**
> **File No. 333-148155**

Dear Mr. Holt:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

This letter replaces the comment letter sent to you on March 17, 2008 and includes updated accounting comments.

Risk Factors, page 5

The current status of our business…, page 6

1.   Please correct the last sentence in this risk factor.

We will continue to be dependent…, page 14

2.   We note your changes to the Risk Factors portion of your prospectus in response to comment 3. Please continue to revise this section to reflect the current status of your business. For example, this risk factor indicates that you have business relationships with more than one supplier, even though your only supplier identified in your business description is Bangkok Solar Co. If there are others, expand the business disclosure to discuss them.

Management's Discussion and Analysis, page 20

Company Description and Overview, page 20

3.   Regarding the debenture sold to Mr. Cox, please disclose the discounts and alternate repayments, in accordance with Schedule "C" to exhibit 4.1. In addition, please disclose what, if any, efforts you have initiated to collect the overdue amount.

4.   We note your response to comment 16. Disclose that the balance due on the note is $97,500. Also explain that the company wrote down the note to $68,100 and the reasons for the reduction.

Business, page 25

Overview, page 25

5.   We note your response to comment 7. As you note, the agreement with Bangkok Solar contemplates the purchase of up to 20MW during the 12-month term. Please revise the inconsistent disclosure in the last sentence, which states that you may purchase from 1 to 20 MW "on a monthly basis."

6.   Provide additional disclosure so potential investors can evaluate the importance of this agreement. For example, disclose what the current market price is for one MW of solar modules in the U.S. market.

Management, page 28

7.   Revise footnote (1) on page 29 and the disclosure on page 31 to disclose when
        Mr. Holt's salary started and when the 1.8 million shares were issued to him.

8.   Ensure that your biographies are accurate and complete. We note, for example,
        that Mr. Fann is currently president and secretary of Fundstech Corp., according
        to its most recent public filings. Also, it is not clear whether Schedule D of
        Exhibit 4.1 accurately identifies the director who resigned from the Envortus
        board. Please confirm that this director was not David Fann, or refile the exhibit
        with correct disclosure.

Director & Officer Compensation, page 30

9.   Disclose on page 30 that the board granted David Surette one million shares in
        February, 2008, as stated in note 11 to your interim financial statements. Also
        revise the beneficial ownership table on page 32 to reflect the issuance.

Executive Compensation, page 31

10.   Please include Mr. Fann in your Summary Compensation Table. We note that he
        was your CEO during part of 2007. Include compensation paid to him for
        consulting fees.

11.   Expand the disclosure on page 31 to state the number of hours Mr. Surette works
        per week and his hourly fee.

Certain Relationships and Related Transactions, page 31

12.   Expand to disclose the related party transactions described in your financial
        statement footnotes.

Financial Statements, page 37

13.   The financial statement should be updated, as necessary, to comply with Rule 8-
        08 of Regulation S-X at the effective date. An updated accountant's consent
        should be included with any amendment to the filing.

Report of Independent Registered Public Accounting Firm, page 38

14.   We note the disclosure on page 23, that you will require $1,650,000 of capital
        funding, which will allow you to maintain operations through October 31, 2008.
        If true, please clarify in your disclosure that you will need to raise additional cash
        in the next twelve months to continue your operations. Also, have your auditors
        provide an analysis of the mitigating factors that led them to believe in the
        company's ability to continue as a going concern for a reasonable period of time.
        Refer to AU Section 341.

Note 8. Related Party Transactions, page F-10

15.   We note that the note payable to shareholders is $68,100 as of October 31, 2007.
        We also note from the disclosure on page 31, that you forgave a portion of the
        principal and interest on note. Revise to disclose the amount of principal and
        interest forgiven and how you accounted for the forgiveness.

16.   In this regard, revise the balance sheet and cash flow statements to disclose the
        notes receivable from officers as "Notes Receivable – Related Party."

Note 11. Subsequent Events, page F-11

17.   We note on page F-11 that you issued 1,801,000 shares to your Chief Executive
        Officer. Please explain if these are in addition to the 3,050,000 shares issue to
        employees. Revise to clarify. If these are additional shares, revise to disclose how
        they were valued and recorded.

Exhibits

18.   It appears that you have deleted the product pricing terms from paragraph 4.b. of
        the Bangkok Solar supply agreement. Please refile the agreement in its entirety.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover

letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kevin Kuhar at (202) 551-3662 or Branch Chief Angela Crane at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc: Stephen M. Fleming, Esq.
         Law Offices of Stephen M. Fleming, PLLC